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                                September 21, 2022

       Claire Bramley
       Chief Financial Officer
       Teradata Corporation
       17095 Via Del Campo
       San Diego, CA 92127

                                                        Re: Teradata
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Filed August 5,
2022
                                                            File No. 001-33458

       Dear Ms. Bramley:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 27

   1. We note your disclosure regarding Cloud Net Expansion Rate as one of the financial and performance metrics you
utilize and that net expansion rates were in excess of 130%.
                                                        Please tell us, and in
future filings disclose, the specific net expansion rate percentage for each period presented.
In addition, please tell us how you monitor retention and
                                                        expansion of other
recurring revenues, such as subscription arrangements
                                                        and maintenance and
software upgrade rights, considering the relative significance of the related revenues and
Annual Recurring Revenue (ARR). Refer to Item 303(a) of
                                                        Regulation S-K and SEC
Release No. 33-10751.
 Claire Bramley
FirstName LastNameClaire Bramley
Teradata Corporation
Comapany 21,
September  NameTeradata
              2022      Corporation
September
Page 2    21, 2022 Page 2
FirstName LastName
Consolidated Financial Statements
Consolidated Statements of Income (Loss), page 43

2. It appears based on your disclosure on page 49 that on-premises subscription revenue that is not cancellable is recognized upfront at a point in time and that such revenue is included within the recurring subscription line item. Please explain your basis for characterizing on-premise subscription licenses recognized at a point in time as recurring and quantify the amount of such revenues for each period presented.
Note 1 Description of Business, Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 48

3. We note your disclosure on page 30 that on-premise customer transactions involving substantive long-term commitments are recognized on a recurring annual basis rather than a recurring quarterly basis resulting in a $30 million net positive impact in 2021 compared to 2020. Please tell us the following related to such transactions:
             Describe the nature of the arrangements and terms of the long-term commitments, including any cancellation provisions.
             Describe how the arrangements you recognize on an upfront annual basis differ from those that are recognized on a quarterly or monthly basis.
             Explain why recognizing on an annual basis rather than quarterly basis resulted in a net positive impact on revenues for 2021.
             Quantify the total amount of revenues from arrangements recognized on an annual basis for each period presented.
Form 10-Q for the Quarterly Period Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 19

4. Please explain to us why you no longer disclose subscription ARR and maintenance and software upgrade rights ARR in your 2022 Forms 10-Q. In this regard, we note that these two ARR measures comprised over 85% of total ARR at December 31, 2021. Please quantify for us the amount of subscription ARR and maintenance and software upgrade rights ARR at March 31, 2022 and June 30, 2022.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Claire Bramley
Teradata Corporation
September 21, 2022
Page 3

        You may contact Joyce Sweeney, Senior Staff Accountant at 202-551-3449 or Christine
Dietz, Senior Staff Accountant at 202-551-3408 with any questions.



FirstName LastNameClaire Bramley                         Sincerely,
Comapany NameTeradata Corporation
                                                         Division of
Corporation Finance
September 21, 2022 Page 3                                Office of Technology
FirstName LastName